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                                                                   Exhibit 99.1




                                                    March 14, 2001

     MODIFICATIONS TO VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

Vivendi Universal is publishing the draft resolutions approved by its Board of Directors on Friday March 9 in today's issue of BALO, the French journal of compulsory legal notices. The resolutions will be put to the vote at the Annual Shareholders' Meeting on April 24.

Two of the resolutions involve modifications to the structure of the Board of Directors:

Mrs. Marie-Josee Kravis, a Canadian economist and Senior Fellow at the Hudson Institute, is nominated as an independent director (a non-executive director who does not represent any major shareholders or financial or trading partners). Mrs. Kravis will replace Andre Desmarais, who has resigned because Power Corporation, the family held company that he heads, is now a shareholder in Bertelsmann as a result of the merger between Bertelsmann and the RTL Group.

Mr. Samuel Minzberg is also nominated to the Board. Mr. Minzberg is Chairman and Chief Executive Officer of Claridge Inc., the holding company that manages the interests of the family of Charles R. Bronfman. Mr. Minzberg will replace Charles R. Bronfman, who is retiring.

The meeting of the Vivendi Universal Board on March 9 also took note of the departure of Thomas Middelhoff, chairman of Bertelsmann. Mr. Middelhoff was appointed an independent director of Vivendi in May 1999. In consultation with Jean-Marie Messier, Mr. Middelhoff considered that development at their two companies was likely to create conflicts of interest.

Beyond the relationship of trust and respect that exists between Mr. Middelhoff and Mr. Messier, Vivendi Universal and Bertelsmann intend to continue cooperating in areas likely to increase the value of both companies. Preliminary discussions are under way with a view to building a European company specializing in the acquisition of broadcasting rights for sporting events. Such a company would bring together Sport+ (Canal+), UFA Sports (RTL Group) and JC Darmon on an equal shareholding basis. The agreement would enable Canal+, the European leader in pay television, and the RTL Group, which is the European leader in terrestrial television, to improve their global competitiveness in the area of sports. In another move, Vivendi Universal is to sell its 50% stake in France-Loisirs, a leading French mail-order book company, to Bertelsmann. In music, Vivendi Universal is in discussion to buy Bertelsmann's stake in GetMusic, an Internet site (getmusic.com) launched jointly by Universal Music Group and BMG in 1999.

Important disclaimer

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; and increased competition and its effect on pricing and third-party relationships. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.